UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Virtual Radiologic Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92826 B 10 4
(CUSIP Number)
Mark E. Jennings
c/o Generation Partners
One Greenwich Office Park
Greenwich, CT 06831
(203) 422-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826 B 10 4	Page	2	of	10	Pages

1.	NAMES OF REPORTING PERSONS. Mark E. Jennings

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	92826 B 10 4	Page	3	of	10	Pages

1.	NAMES OF REPORTING PERSONS. John Hawkins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	92826 B 10 4	Page	4	of	10	Pages

1.	NAMES OF REPORTING PERSONS. Generation Capital Partners II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92826 B 10 4	Page	5	of	10	Pages

1.	NAMES OF REPORTING PERSONS. GCP II VRC Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92826 B 10 4	Page	6	of	10	Pages

1.	NAMES OF REPORTING PERSONS. Generation Capital Partners VRC LP*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92826 B 10 4	Page	7	of	10	Pages

1.	NAMES OF REPORTING PERSONS. GCP VRC Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92826 B 10 4	Page	8	of	10	Pages

1.	NAMES OF REPORTING PERSONS. Generation Members' Fund II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92826 B 10 4	Page	9	of	10	Pages
Introductory Statement
This Amendment No. 1 on Schedule 13D (the “Amendment”) is the final amendment being filed by Generation Capital Partners VRC LP, a Delaware limited partnership, GCP VRC Ltd., an exempted company formed under the laws of the Cayman Islands, Generation Capital Partners II LP, a Delaware limited partnership, GCP II VRC Ltd., an exempted company formed under the laws of the Cayman Islands, Generation Members’ Fund II LP, a Delaware limited partnership, Mark E. Jennings and John Hawkins (collectively, the “Reporting Persons”), to amend and supplement certain portions of the Schedule 13D filed on June 7, 2010 with the Securities and Exchange Commission relating to the common stock, par value $0.001 per share (the “Common Stock”), of Virtual Radiologic Corporation, a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in the Amendment.
Item 4. Purpose of Transaction.
The disclosure in Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereof:
On July 12, 2010, pursuant to the terms of the Agreement and Plan of Merger dated as of May 16, 2010 between the Issuer, Viking Holdings LLC, a Delaware limited liability company (“Parent”), and Viking Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, each issued and outstanding share of Common Stock (including restricted stock) of the Issuer, other than shares owned by the Issuer, Parent, Merger Sub or any other subsidiary of Parent and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, was cancelled and extinguished and automatically converted into the right to receive $17.25 in cash, without interest. As a result, each of the Reporting Persons no longer beneficially owns any shares of Common Stock.
Item 5. Interest in Securities of the Issuer.
(a) The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:
As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.
(b) The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:
As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.
(c) The disclosure in Item 5(c) is hereby amended and supplemented by adding the last paragraph of Item 4 above after the last paragraph thereof.
(e) The disclosure in Item 5(e) is hereby amended and restated to read in its entirety as follows:
Each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Common Stock on July 12, 2010.

CUSIP No.	92826 B 10 4	Page	10	of	10	Pages
Signatures
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Date: July 15, 2010	GCP VRC Ltd.
	By:	/s/ John Hawkins
Title: Director

Date: July 15, 2010	GCP II VRC Ltd.
	By:	/s/ John Hawkins
Title: Director

Date: July 15, 2010	Generation Members’ Fund II LP
	By:	/s/ John Hawkins
Title: Managing Member of its General Partner,
Generation Partners II LLC

Date: July 15, 2010	Generation Capital Partners II LP
	By:	/s/ John Hawkins
Title: Managing Member of its General Partner,
Generation Partners II LLC

Date: July 15, 2010	Generation Capital Partners VRC LP
	By:	/s/ John Hawkins
Title: Managing Member of its General Partner,
Generation Partners VRC LLC

Date: July 15, 2010	Mark E. Jennings
	By:	/s/ Mark E. Jennings
Title: Self

Date: July 15, 2010	John Hawkins
	By:	/s/ John Hawkins
Title: Self